

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

John H. Ruiz
Chief Executive Officer
MSP Recovery, Inc.
2701 Le Jeune Road, Floor 10
Coral Gables, FL 33134

> **Re: MSP Recovery, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2022**
> **File No. 333-268616**

Dear John H. Ruiz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed November 30, 2022

Frequently Used Terms, page iii

1. Please refrain from defining terms solely by referencing their use in another document, such as "MSP Principals" and "MSP Purchased Companies." Please identify these individuals or entities.

Prospectus Summary
Claim Proceeds Investment Agreement, page 4

2. Please clarify that approximate amount of shares that may eventually sold to and issued to Brickell Key Investments LP under the CPIA and approximately the maximum ownership percentage. It appears that a concentration of your beneficial ownership of Class A shares may be held by Brickell Key for the extinguishment of $63 million of your debt.

3.   We note your disclosure on page 69 that the original investment by Brickell under the CPIA was $23 million, but it currently holds $143 million of debt that will be reduced to $80 million after the offering. Please illustrate how the amount of indebtedness grew to $143 million from the initial funding.

Beneficial Ownership of Securities, page 97

4.   Please clarify why Brickell Key Investments LP is not disclosed as a principal stockholder in the beneficial ownership table. Further, disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and its affiliates.

General

5.   Please file your Amended and Original Claims Proceeds Investment Agreements as exhibits or advise us why they are not material under Item 601(b)(10) of Regulation S-K. Further, to the extent material, describe the terms of the Original Claims Proceeds Investment Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Adam Buehler, Esq.